

Mail Stop 3720

October 8, 2015

Mr. Wang Xiaochu
Chief Executive Officer
China Telecom Corporation Limited
31 Jinrong Street, Xicheng District
Beijing, People's Republic of China 100033

> **Re: China Telecom Corporation Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Response Dated September 24, 2015**
> **File No. 1-31517**

Dear Mr. Wang:

We have reviewed your September 24, 2015 response to our comment letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 35

1.   We note your response to comment two and your statement in response to comment one, that given that the applicable output VAT rate was generally higher than the applicable business tax rate, and the overall excess of output VAT over business tax was larger than the input VAT credits, the VAT Reform had an adverse impact on the Company's operating results in 2014. Item 5.A of Form 20-F requires a description of any significant economic changes that materially affected the amount of reported income from continuing operations, indicating the extent to which income was so affected. In addition, the instructions to Item 5 refer to the guidance in the Commission's interpretive release No. 33-6835 dated May 18, 1989, which requires an analysis of changes in line

items where material and identification and quantification of the extent of contribution of each of two or more factors when this is necessary to an understanding of a material change. In this regard, it appears from your response to comment one that you are able to determine, to some extent, the actual effect that the higher VAT had on your reported revenue, operating profit, and net profit in 2014. Based upon your response, we understand that you intend to add more disclosure to address the qualitative impact of the VAT Reform. However, in future filings please enhance this discussion to also indicate the extent to which, in some quantitative analysis, the VAT reform had from year-to-year in financial statement line items.

2.   We note your response to comment three. Please revise in future filings to describe how the expected increase of input VAT credits will further reduce the adverse impact of VAT reform on your profitability.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications